FOR IMMEDIATE RELEASE

JED OIL INC. UPDATES ACTIVITIES

Over 35 wells to be drilled in the first half of the year

Calgary, Alberta – Thursday, February 3, 2005 – JED Oil Inc. (Amex: JDO) today announced an update of current ongoing activities.

Steen area

JED has recently completed drilling the first well in this new core area.  JED entered into a farm-in arrangement with an unaffiliated company active in this area whereby JED will pay 100% of the cost of the project to earn a 100% working interest before payout and a 50% working interest after payout.  JED is planning to drill, complete and tie-in 15 wells on this project before the end of March.

Halkirk-Alliance

This property was recently acquired by Enterra Energy Trust.  As per the recently announced Agreements of JED and Enterra, JED has farmed in on these properties paying 100% of the development costs to drill and tie-in 11 wells to earn a 70% interest in the wells.

Cumming Y Unit

JED plans to commence the second phase of drilling in this property.  The first phase of drilling consisted of drilling 5 wells.  As a result of the success of the first phase, a 10 well second phase will commence this month and is expected to be completed before the end of March.  Enterra owns 46.7% working interest in this Unit.  JED has farmed in on Enterra’s interest whereby it pays 100% of the development costs to drill and tie-in the wells to earn a 65% working interest.

JED also plans to drill over 10 additional wells in various other areas in southern Alberta including the properties acquired by Enterra from Rocky Mountain Energy.

It is anticipated that JED will also obtain additional development opportunities as a result of the exploration work planned by JMG Exploration, Inc.  If JMG’s exploration efforts result in the discovery of commercially viable reserves with the potential for a substantive development project, Enterra will have the right to purchase up to 80% of the property and both Enterra and JMG will enter into a joint venture or farm-in arrangement with JED for development of the properties.  “The arrangement with JMG will provide JED with additional development opportunities that supplement the ongoing developments with Enterra and other entities,” stated Tom Jacobsen, CEO of JED.

Since its inception in September 2003, JED has drilled 27 wells, 19 of which were drilled in the fourth quarter of 2004 meeting its target of exiting over 700 boe/d at the end of 2004.  As detailed above, JED plans to drill over 35 wells in the first half of this year.  “We are pleased to begin executing the JED business plan and look forward to further accelerating our development,” stated Al Williams, President of JED.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.  JED does not anticipate direct property acquisitions, rather it develops properties with other oil and natural gas companies under joint venture/farm-in arrangements in which JED will finance the cost of development drilling in exchange for interests in the revenue generated by the properties.

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JED Oil, Inc. News Release

February 3, 2005

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the company and market acceptance risks, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry and other risks detailed from time to time in the company's filings with Securities and Exchange Commission. JED Oil undertakes no obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Bruce Stewart, CFO

Linda Latman  (212) 836-9609

Reg Greenslade, Chairman

Rob Greenberg (212) 836-9611

(403) 537-3250

www.theequitygroup.com